# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAIA Biotechnology, Inc., CIK 0001878313
CUSIP: 552641102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 444 WEST LAKE STREET, Suite 1700, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 11/21/2025
Amends the filing with accession number 0001193125-24-244214
Filed by CIK 0001913257
Persons authorized to receive notices and communications: Vlad Vitoc, 444 WEST LAKE STREET, Suite 1700, CHICAGO, Illinois (IL), 60606, (312) 416-8592; Richard A. Friedman, Esq., 30 Rockefeller Plaza, New York, New York (NY), 10112, (212) 653-8700; Greg Carney, Esq., 30 Rockefeller Plaza, New York, New York (NY), 10112, (212) 653-8700; Sheppard Mullin, 30 Rockefeller Plaza, New York, New York (NY), 10112, (212) 653-8700

## Reporting persons
- Vlad Vitoc (CIK 0001913257): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,285,623; shared voting power 560,729; sole dispositive power 3,285,623; shared dispositive power 560,729; aggregate amount beneficially owned 3,846,352 (9.66% of the class)
  Comment: (1) Consists of 3,846,352 shares consisting of: (i) 903,421 shares of common stock directly held by Mr. Vitoc and 210,100 shares of common stock directly held by his spouse, and (ii) 2,382,202 shares of common stock issuable upon the exercise of stock options and warrants directly held by Mr. Vitoc, 28,159 shares of common stock issuable upon the exercise of stock options directly held by Mr. Vitoc's spouse, 161,235 shares of common stock issuable upon the exercise of stock options directly held by Maia Laetitia Cristian Vitoc 2022 MAIA Irrevocable Trust, for the benefit of Mr. Vitoc's child, for which Mr. Vitoc's spouse serves as trustee, and 161,235 shares of common stock issuable upon the exercise of stock options directly held by Leia Violeta Ioana Vitoc 2022 MAIA Irrevocable Trust, for the benefit of Mr. Vitoc's child, for which Mr. Vitoc's spouse serves as trustee. Mr. Vitoc disclaims beneficial ownership of the shares beneficially owned by his spouse, Maia Laetitia Cristian Vitoc 2022 MAIA Irrevocable Trust, and Leia Violeta Ioana Vitoc 2022 MAIA Irrevocable Trust.
  
  (2) Based on 39,805,300 shares of Common Stock outstanding as of December 2, 2025, calculated by adding (i) the 37,072,469 shares of Common Stock outstanding as of December 2, 2025 according to the Company's records, and (ii) the 2,732,831 shares of Common Stock beneficially owned by the Reporting Person, which are issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: MAIA Biotechnology, Inc.
Address of issuer's principal executive offices: 444 WEST LAKE STREET, Suite 1700, CHICAGO, Illinois (IL), 60606
Comment: This Statement of Beneficial Ownership on Schedule 13D is filed by the Reporting Person (as defined below) on December 2, 2025, (this "Statement" or "Schedule 13D") and relates to the common stock, $0.0001 par value per share (the "Common Stock") of MAIA Biotechnology, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 444 West Lake Street, Suite 1700, Chicago, IL 60606.

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by Vlad Vitoc. Mr. Vitoc is the Chief Executive Officer and Chairman of the Board of Directors of the Company. The principal business address of Mr. Vitoc is 444 West Lake Street, Suite 1700, Chicago, IL 60606. Mr. Vitoc is a citizen of the United States. The foregoing person is sometimes referred to herein as the "Reporting Person".

The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The shares of Common Stock that the Reporting Person beneficially owns were acquired through grants of equity awards pursuant to the Issuer's various equity incentive plans or through open market purchases at various times with personal funds of the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Common Stock reported in this Statement for investment purposes. The Reporting Person may in the future acquire additional Common Stock or dispose of some or all of the Common Stock held by the Reporting Person in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Person may deem advisable, subject to applicable law.

The Reporting Person has no present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page.
Transactions in the class effected during the past sixty days:
The Reporting Person purchased 94,300 shares of Common Stock in the following transactions during the past 60 days. All shares of Common Stock reported below were purchased by the Reporting Person in the open market.

Date Number of Shares Purchased Average Purchase Price
11/21/2025 1,800 $0.92
11/24/2025 10,000 $0.9891
11/25/2025 10,500 $0.9661
11/26/2025 22,000 $1.0463
11/28/2025 50,000 $1.1366
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described under Items 3, 4 and 5 and as set out in Item 6, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

## Signatures
- Vlad Vitoc: /s/ Vlad Vitoc, Vlad Vitoc (12/04/2025)